	ONE SHELL PLAZA	AUSTIN
	910 LOUISIANA	DALLAS
	HOUSTON, TEXAS	DUBAI
	77002-4995	HONG KONG
HOUSTON
	TEL +1 713.229.1234	LONDON
	FAX +1 713.229.1522	MOSCOW
	www.bakerbotts.com	NEW YORK
RIYADH
WASHINGTON

March 9, 2006

NCI BUILDING SYSTEMS, INC.

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to SEC Staff Comments, dated February 23, 2006, to the Company’s

Annual Report on Form 10-K for the Year Ended October 29, 2005

(File No. 1-14315)

Dear Mr. Decker:

On behalf of NCI Building Systems, Inc. (the “Company”), transmitted herewith is the Company’s response to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated February 23, 2006 regarding its Annual Report on Form 10-K for the Year Ended October 29, 2005 (File No. 1-14315).

Please telephone collect the undersigned ((713)-229-1796) of this Firm with any questions or comments you may have regarding the enclosed. In addition, please send copies of all correspondence with the Company directly to Ms. Kelly Rose, Baker Botts L.L.P., One Shell Plaza, 910 Louisiana Street, Houston, Texas 77002-1584 (facsimile: (713)-229-7996).

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Kelly B. Rose
Kelly B. Rose

cc:	Frances R. Powell

Mark E. Johnson

Todd R. Moore

MEMORANDUM

TO:	Mr. Rufus Decker Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission

FROM:	NCI Building Systems, Inc. (the “Company”)

DATE:	March 9, 2006

RE:	Response to SEC Staff Comments, dated February 23, 2006, to the Company’s Annual Report on Form 10-K for the Year Ended October 29, 2005 File No. 1-14315

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated February 23, 2006 regarding our Annual Report on Form 10-K for the Year Ended October 29, 2005 (File No. 1-14315). For your convenience, our responses are prefaced by the Staff’s corresponding comment in bold text. We respectfully request that the Staff review our responses at its earliest convenience.

General

1. Where a comment below requests additional disclosure or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: In response to the Staff’s comment, our responses below set forth the proposed text of the revisions to be included in our future filings.

Item 3 — Legal Proceedings, page 21

2. Regarding the lawsuits filed by Bethlehem and National, please include the name of the court in which the proceeding is pending and the date instituted. See Item 103 of Regulation S-K.

Response: In response to the Staff’s comment, we will include the requested information in our future filings. We anticipate the disclosure will read as follows:

On or about September 15, 2003, Bethlehem Steel Corporation (“Bethlehem”) filed a preference-avoidance lawsuit against us and several of our operating subsidiaries in the United States Bankruptcy Court for the Southern District of New York and on or about March 5, 2004, National Steel Corporation (“National”) filed a preference-avoidance lawsuit against us and several of our operating subsidiaries in the United States Bankruptcy Court for the Northern District of Illinois-Eastern Division. The lawsuits were filed as part of Bethlehem and National’s respective bankruptcy proceedings, seeking reimbursement of allegedly preferential transfers made by the respective debtors in the 90-day period preceding their bankruptcy filings. Bethlehem alleges that it made preferential payments to our subsidiaries of approximately $7.7 million, while National claimed preferential payments in the aggregate amount of $6.3 million. We have denied the allegations in the Bethlehem lawsuit and are vigorously defending against this claim. We believe these legal proceedings will not have a material adverse effect on our business, consolidated financial condition or results of operations. On December 8, 2005, we entered into a settlement agreement with National, wherein both parties agreed to dismiss the actions with prejudice and waive any and all claims. The proposed settlement has been submitted to the bankruptcy court for approval.

Financial Statements

Consolidated Statements of Stockholders’ Equity, Page 6

3. Please include a column showing the changes in the number of common shares issued, as well as a column showing the changes in the number of shares held as treasury stock.

Response: In response to the Staff’s comment, we will include the requested information in our future filings. The Consolidated Statements of Stockholders Equity will be modified to include columns showing the changes in the number of shares for both common stock and treasury stock. We anticipate the additional information will read as follows:

	Common Shares	Treasury Shares
Balance, November 2, 2002	18,672,861	(19,733)
Treasury stock purchases	—	(7,500)
Treasury stock used for stock option exercises	—	27,004
Common stock issued for stock option exercises	188,430	—
Common stock issued for contribution to 401(k) plan	142,707	—

Balance, November 1, 2003	19,003,998	(229)
Common stock issued for stock option exercises	915,550	—
Common stock issued for contribution to 401(k) plan	158,091	—
Issuance of restricted stock	267,113	—

Balance, October 30, 2004	20,344,752	(229)
Treasury stock purchases	—	(1,063,000)
Common stock issued for stock option exercises	467,422
Common stock issued for contribution to 401(k) plan	135,805
Issuance of restricted stock	260,951
Stock issued for acquisition	199,767

Balance, October 29, 2005	21,408,697	(1,063,229)

Note 1 — Nature of Business and Principles of Consolidation, page 7

4. You state that for investments in joint ventures and other entities that do not meet the criteria of a variable interest entity you use the equity method of accounting where your ownership is between 20 percent and 50 percent or where your ownership is more than 50 percent and you do not have significant influence or control over the consolidated entity. For each entity for which you own more than 50 percent and do not consolidate, tell us how you determined you were not required to consolidate. Please refer to the applicable accounting literature in your explanation.

Response: We do not have any entities of which we own more than 50 percent and do not consolidate. In response to the Staff’s comment, we will clarify this disclosure in our future filings. Because we have no investments of the type described in the paragraph of Note 1 to the financial statements which begins with “For investments in joint ventures and other entities…,” we will delete such paragraph. We anticipate the remaining disclosure will read as follows (emphasis added for the change made):

Our consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Prior to our purchase of our joint venture partner’s 49% interest in our manufacturing facility in Monterrey, Mexico (see Note 15), we consolidated our Mexico operations in our financial statements and through November 27, 2004, which was the end of November business and that portion we did not own was reported as minority interest, which is included in retained earnings in our consolidated statements of operations and balance sheet. All intercompany accounts, transactions and profits arising from consolidated entities have been eliminated in consolidation.

Note 2 — Summary of Significant Accounting Policies, page 7

5. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item, Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Response: Cost of sales in our Consolidated Statements of Operations includes inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of our distribution network. However, purchasing costs are included in selling, general, and administrative expense. Total purchasing costs were $1.3 million, $1.2 million, and $1.2 million in each of fiscal 2005, 2004, and 2003, respectively. The fiscal 2005 gross margin percent as calculated from the face of the Consolidated Statement of Operations was 24.7%, and recalculated after deducting purchasing costs would be 24.6%. In response to the Staff’s comment, we will include the requested footnote disclosure information in our future filings. However, because the purchasing costs are insignificant to the gross margins reported, we do not believe the MD&A should state that our gross margins may not be comparable to those of other entities. We anticipate the footnote disclosure will read as follows:

Cost of Sales

Cost of sales includes the cost of inventory sold during the period, including costs for manufacturing, inbound freight, receiving, inspection, warehousing, and internal transfers. Purchasing costs, which were $1.3 million, $1.2 million, and $1.2 million in each of fiscal 2005, 2004, and 2003, respectively, are included in selling, general and administrative expense.

(g) Revenue Recognition, page 9

6. Please provide us with additional information regarding the change in your revenue recognition policy related to steel coils. Specifically, address the following:

•	Tell us how your revenue recognition policy prior to the third quarter of fiscal 2004 complied with Topic 13A of SAB No. 104;

•	Tell us whether any raw materials were consigned to you subsequent to the third quarter of fiscal 2004 and how you recognized revenue related to these raw materials; and

•	Tell us how your revised revenue recognition policy beginning in the third quarter of fiscal 2004 complies with Topic 13A of SAB No. 104.

Response:

Prior to the Third Quarter of Fiscal 2004:

The services performed by our coating segment involve applying various types of chemical treatments and paint systems to flat rolled continuous coils of metal, including steel and aluminum. Initially, various metals in coil form are flattened, cleaned and pretreated. The metal is then coated, oven cured, cooled, recoiled and packaged for shipment. As noted in our footnote disclosures, prior to the third quarter of fiscal 2004, a portion of the revenue for our metal coil coating segment was recognized upon completion of the painting process for consigned coils owned by certain of our customers, which in most cases were steel mills. This revenue recognition policy complied with Topic 13A of SAB No. 104 as outlined in the following discussion.

The first element of Topic 13A of SAB 104 requires persuasive evidence of an arrangement to exist. Evidence of our arrangement exists in the form of 1) a periodic (typically annual) correspondence from the steel mills outlining their basic consignment of raw steel coils to our various coating plants and other third party storage warehouses, and 2) purchase orders and instructions from the steel mills to perform coating and painting services based on their customer’s requirements.

The second element of the SAB requires that delivery has occurred or services have been rendered. As indicated above, our policy was to recognize the revenue upon completion of the painting services. At no point during this process did we take title to the underlying consigned steel coil, we were merely performing services on our customer’s steel coils for the ultimate benefit of their customer. There were no express requirements for buyer acceptance other than generic painting specifications (e.g., paint color and/or paint type and manufacturer), and no acceptance inspections are performed. These acceptance provisions meet the definition of “seller-specified objective criteria,” as discussed in the SAB and are accounted for accordingly. Warranty claims against these specifications have not been significant.

The third element of the SAB requires the seller’s price to the buyer to be fixed or determinable. Our prices are fixed once the customer places the order and the services have been provided, and once completed are not cancelable or refundable.

The final element of the SAB requires collectibility to be reasonably assured. In this case, our customers are large steel mills which have been customers for many years (decades in some cases). Based on our experience, these transactions have been collected timely, despite occasional bankruptcy petitions and reorganizations over the years.

Subsequent to the Third Quarter of Fiscal 2004:

In response to the second element of the Staff’s comment, the steel mills had consigned inventory to us prior to the change in our revenue recognition policy as well as subsequent to the change. The amounts on consignment to us vary from period to period depending on the demands of the steel mills. As disclosed in the notes to our financial statements, during the third quarter of fiscal 2004, we changed our accounting policy to recognize the coating revenues upon shipment of the steel coils, not upon performance of the services.

Although we believe the accounting utilized prior to the third quarter of 2004, as described above, was an acceptable accounting policy, we believe that recognizing the revenue upon shipment is a preferable acceptable accounting policy. We believe that recognizing the revenue upon shipment is preferable because 1) it aligns the recognition of the revenue with the actual shipment of the product to the end customer, 2) it eliminates potential subjective elements in determining revenue recognition, and 3) it aligns the recognition of the revenue with the customer billing, which is upon shipment. All of the revenue recognition elements required by Topic 13A of SAB 104 are met, as described previously.

The change in accounting policy has not had a material impact on our results of operations or financial condition. The effect of the change, as disclosed, was to reduce revenue in the third fiscal quarter by $4.5 million (0.002% of the quarter’s revenue) and to reduce operating income in the same period by $0.8 million (2.9% of the quarter’s operating income, or 0.8% of the fiscal year’s operating income). This change was not material to the period of the change nor was it material to any prior period presented.

Additionally, as we have disclosed in our Form 10-Q for the period ending January 29, 2006, a new accounting pronouncement will impact some of our coating activities with the steel mills. In the Form 10-Q, we note that we have been evaluating EITF 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. This is a related topic because some of the steel coils which we coat for the steel mills are subsequently acquired by our engineered building systems and components business segments. EITF 04-13 is effective for periods beginning after March 15, 2006, which for us will be the first day of our 2006 fiscal third quarter. We believe that EITF 04-13 may result in a further modification of our revenue recognition policy specifically for those coils which are reacquired by one of our business segments. As such, we have included the following disclosure in our financial statements for the three fiscal months ending January 29, 2006:

In September 2005, the Financial Accounting Standards Board Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. The EITF concluded that inventory purchases and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined and considered a single transaction subject to APB Opinion No. 29, Accounting for Nonmonetary Transactions. The EITF provided indicators to be considered for purposes of determining whether such transactions are entered into in contemplation of each other. Guidance was also provided on the circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF No. 04-13 is effective in reporting periods beginning after March 15, 2006. We believe this pronouncement may be relevant to our operations because our metal coil coating segment currently sells painting and coating services to various steel mills, from which our engineered buildings systems and metal components segments purchase painted and coated steel coils. We estimate that approximately $9.2 million of metal coil coating revenue was recognized during the first fiscal quarter of 2006 on steel coils subsequently acquired by our engineered building systems and metal components segments. We further estimate that the annual amount of such revenue recognized in 2005 ranged between $35 million and $45 million. We are currently evaluating the effect that the implementation of EITF No. 04-13 will have on our results of operations, cash flows or financial condition, and plan to implement this pronouncement as necessary prospectively on the first day of our fiscal third quarter. We estimate that the likely effect of adopting this accounting treatment will be to net the identified revenues against cost of goods sold, which will reduce gross revenues. However, net income will be reduced only to the extent that the related steel coils remain in ending inventory. The initial impact on net income in the period of adoption is estimated to range from $0.25 million to $1 million, with subsequent impacts on net income only to the extent that the ending inventory values fluctuate from period to period.

(h) Warranty, page 9

7. Please include a reconciliation of the changes in your warranty liability. See paragraph 14(b) of FIN 45.

Response: In response to the Staff’s comment, we will include the requested information in our future filings. We anticipate the disclosure will include the following information:

	October 30, 2004	October 29, 2005
Beginning balance	$4,483	$5,130
Warranties issued	1,417	2,136
Revenue recognized	(770)	(1,295)
Other	—	244

Ending balance	$5,130	$6,215

(i) Self Insurance, page 9

8. Please disclose the extent of your self insurance in each area that you are self insured, Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area.

Response: In response to the Staff’s comment, we will include the requested information in our future filings. We anticipate the disclosure will read as follows:

(i) Self Insurance

We are self insured up to certain limits for the cost of employee group health insurance and for the cost of workers’ compensation benefits. We purchase insurance from third parties that provides individual and aggregate stop loss protection for these costs. Our health insurance stop loss coverage limits the specific per person per year claims liability to $250,000 and limits the aggregate claims liability to 125% of expected claims during the plan year, which varies based on the number of covered participants. For workers’ compensation claims we have insurance coverage for amounts greater than our per occurrence deductible of $500,000, with no aggregate claim limit.

Note 6 — Long-Term Debt, page 13

9. Please tell us how you accounted for the 2.125% convertible senior subordinated notes, including what consideration was given to the contingent conversion features and whether any beneficial conversion features existed. Your explanation should refer to the accounting literature considered and relied upon to determine the appropriate accounting.

Response: In November 2004, we completed an offering of $180 million aggregate principle amount of 2.125% convertible senior subordinated notes which are due in 2024 (“the Notes”). The Notes are convertible at the option of the holder into cash and shares of our common stock at an initial conversion price of $40.14 per share (“the Conversion Option”). The Notes are not convertible until such time the common stock trades at 120% of the conversion price for 20 trading days in the period of 30 consecutive trading days ending on the last day of the quarter, the Notes have been called or in the event of specific corporate transactions. As of the end of the first quarter of fiscal 2006, the Notes were not convertible.

We have included a summary of the related issues identified in the Notes relating to the contingent conversion features and assessment of potential beneficial conversion features and have included corresponding references to the literature applied in reaching the applicable conclusions as to how to account for each.

We first applied EITF 90-19 “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion” and determined that the Notes fell into Instrument C. Instrument C treatment refers to paragraphs 12-32 of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. We analyzed the Notes compared to paragraphs 12-32 of EITF 00-19 and determined that the Notes did not contain any features which would need to be bifurcated and accounted for under SFAS 133 “Accounting for Derivatives”.

The terms of the Notes imply total issuable common shares of a maximum of approximately 4.48 million. We evaluated the Conversion Option and noted the Conversion Option met the criteria of EITF 00-19, paragraphs 12-32 and therefore is not required to be bifurcated and separately valued. The key issue was whether we had adequate authorized shares to issue in the event of conversion. The Conversion Option is implicitly capped as to the number of shares that could be issued due to the fact that as our stock price rises, the rate of increase for the number of additional shares to be issued decreases. The Company will follow EITF 03-7 “Accounting for the Settlement of the Equity-Settled Portion of a Convertible Debt Instrument That Permits or Requires the Conversion Spread to Be Settled in Stock (Instrument C of Issue No. 90-19)” and no accounting for the conversion will be required until exercise. At that time, the debt will be retired at face for cash and any shares issued for the conversion spread should be accounted for within equity (i.e., no beneficial conversion feature).

In the event of a Fundamental Change (change of control or termination of trading), we will be required to issue additional shares to holders who convert their shares (the “Make-Whole”). The additional value is determined using a matrix which outlines the additional shares (or equivalent value in cash if all common shareholders only receive cash) to be granted on conversion. The Make-Whole falls within EITF 01-6 “The Meaning of ‘Indexed to a Company’s Own Stock’” which discusses embedded features within a host contract. Given the features of the Make-Whole, we made an assessment of the Make-Whole using EITF 00-19. The Company noted the Notes met the criteria of paragraphs 12-32 of EITF 00-19; accordingly, the Make-Whole is not required to be bifurcated and valued. The Make-Whole is not payable if our stock price is less than $30.41, the market value of our common stock on the date the Notes priced, or more than $130.00 per share.

Given the nature of the conversion feature of the Notes and the market value of the shares on the date the Notes were issued, no beneficial conversion features were identified. The initial conversion price of $40.14 was above the closing price of our common stock of $34.31 on the day the Notes were issued.

We applied EITF 04-08 “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” to the Notes to determine the impact on our dilutive shares calculation. See our response to comment 12 for additional discussion.

Note 9 — Operating Lease Commitments, page 17

10. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response: We do not have any leases containing material step rent provisions, escalation clauses, capital improvement funding or other lease concessions. In addition, we do not have any leases where the lease payment is dependent on an existing index or rate or include contingent rental payments. We do have three leases which contain insignificant step rent provisions, which if straight-lined, would have resulted in a deferred rent liability of approximately $54,000 at October 31, 2005. These step rental provisions were deemed insignificant for accounting purposes when the lease accounting was evaluated and will continue to be insignificant over the life of the leases, and as such are not recognized on a straight-line basis over the minimum lease term. Given the immaterial nature of these items, and except as set forth in the response to comment #11, we do not believe expanded disclosure is warranted.

11. Please include the disclosures required by paragraphs 16.c. and d. of SFAS 13 regarding your operating leases.

Response: SFAS 13 paragraph 16.c requires the disclosure of rental expense for each period an income statement is presented, with separate amounts for minimum rentals, contingent rentals, and sublease rentals. As discussed in our response to comment #10, our lease arrangements do not include any of these provisions, other than the minimum rentals which are disclosed.

SFAS 13 paragraph 16.d calls for disclosure of the lessee’s leasing arrangements including, but not limited to: i) the basis on which contingent rental payments are determined, ii) the existence and terms of renewal or purchase options and escalation clauses, and iii) restrictions imposed by lease agreements, such as those concerning dividends, additional debt, and further leasing. As discussed in comment #10, there are no contingent rental provisions to be disclosed. There are no restrictions in our leases which require disclosure. Some of our leases do contain fair-market purchase options at the end of the lease, which is currently included in our disclosure. Finally, many of our leases also contain options to renew at rates similar to the initial term of the arrangements, which was not previously disclosed. In response to the Staff’s comment, we will include the requested information in our future filings. We anticipate the disclosure will read as follows:

We have operating lease commitments expiring at various dates, principally for real estate, office space, office equipment and transportation equipment. Certain of these operating leases have purchase options that entitle us to purchase the respective equipment at fair value at the end of the lease. In addition, many of our leases contain renewal options at rate similar to the current arrangements. As of October 29, 2005, future minimum rental payments related to noncancellable operating leases are as follows (in thousands):

2006	$6,137
2007	5,239
2008	4,474
2009	3,388
2010 and thereafter	4,478

Rental expense incurred from operating leases, including leases with terms of less than one year, for fiscal 2003, 2004 and 2005 was $6.0 million, $7.8 million and $9.0 million, respectively.

Note 13 — Net Income Per Share, page 20

12. Please tell us how your current treatment of the 2.125% convertible senior subordinated notes in arriving at your net income per share amounts complies with EITF 04-08. Your explanation should refer to the specific paragraphs of the EITF that led you to determine that your treatment is appropriate.

Response: We evaluated the impact of the Conversion Option on our diluted earnings per share calculation. In the case of the 2.125% convertible senior subordinated notes (“the Notes”), only the conversion premium is payable in shares. The par value of $180 million is always payable in cash and the conversion premium, if any, upon conversion, is net share settled. Since only the conversion premium is payable in common shares, we concluded EITF 04-8 “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” does apply and should be applied in a similar manner described in Example 2 of EITF 04-8.

As discussed more fully in the response to comment #9, the Notes are similar to Instrument C convertible under EITF 90-19 and should be assessed on a quarterly basis to assess whether the Conversion Option is dilutive. Consistent with Instrument C of EITF 90-19 and Paragraph 29 of SFAS 128, we determine the dilutive impact of the Conversion option using the treasury stock method.

For the period ending October 29, 2005 (our fiscal 2005 fourth quarter), the average stock price of the Company had not yet exceeded the conversion price of the Notes which is $40.14, as such, there was no dilution included in our shares outstanding calculation used to calculate net income per share. During the first fiscal quarter of fiscal 2006 ending January 29, 2006, the average stock price of the Company’s common stock was $43.89 and accordingly, resulted in additional dilution of 383,143 shares of common stock which was included in our calculation of net income per diluted share for the quarter then ended.

We anticipate the future disclosures will read as follows:

For the fiscal three months January 29, 2006, our average stock price traded above the initial conversion price (approximately $40.14) of our 2.125% convertible senior subordinated notes due 2024 (the “Notes”). The indenture under which the Notes were issued contains a “net share settlement” provision as described in EITF 04-08, Effect of Contingently Convertible Instruments on Diluted Earnings Per Share, whereby conversions are settled for a combination of cash and shares, and shares are only issued to the extent the conversion value exceeds the principal amount. The incremental shares that we could have been required to issue had the Notes been convertible at January 29, 2006 have been included in the number of diluted shares outstanding for the fiscal three months ended January 29, 2006. Under the terms of the indenture under which the Notes were issued, however, the Notes are not convertible by the holders until the closing sales price of our stock exceeds 120% ($48.17) of the initial conversion price for at lease 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding calendar quarter, or if certain other conditions are met.

Note 18 — Business-Segments, page 21

13. Please disclose the types of amounts included within corporate assets for each period presented, and disclose why these amounts were not allocated to the other reportable segments. See paragraphs 31 and 32 of SFAS 131.

Response: In response to the Staff’s comment, we will include the requested information in our future filings. We anticipate the disclosure will read as follows:

Corporate assets consist primarily of cash but also include deferred financing costs and property and equipment associated with the company’s headquarters in Houston, Texas. These items are not allocated to the segments because they are not utilized by management when evaluating the performance and related investments in the segments and because the related income and expenses of these assets are not allocated to the segments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations for Fiscal 2005 Compared to Fiscal 2004, page 30

14. Please discuss the business reasons for the changes between periods in cost of sales. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for 2005 as compared to 2004 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Response: In response to the Staff’s comment, we will include the requested information in our future filings. We anticipate the MD&A item will read as follows:

Consolidated cost of sales increased from $823 million (75.8% of revenue) in fiscal 2004 to $851 million (75.3% of revenue) in fiscal 2005. The $28 million increase in cost of sales over the same period of the prior year resulted from increased steel material costs due to market shortages, partially offset by lower tonnage volumes. Overall our gross margin percent improved by 0.5% as our prices to our customers anticipated the overall increases in steel costs, however the actual costs incurred were slightly less than anticipated.

Contractual Obligations, page 35

15. Please revise your table of contractual cash obligations to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to arrive at these amounts.

Response: In response to the Staff’s comment, we will include the requested information in our future filings. We anticipate the disclosure will read as follows (in thousands):

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Total debt	373,000	2,000	6,000	185,000	180,000
Interest payments on debt (1)	130,725	16,290	48,090	16,620	49,725
Operating leases	23,716	6,137	9,713	4,929	2,937
Purchase obligations (2)	6,370	5,553	817	—	—
Other long-term obligations (3)	6,570	445	1,190	1,290	3,645

Total contractual obligations	540,381	30,425	65,810	207,839	236,307

(1)	Interest payments were calculated based on the stated interest rate for fixed rate obligations and rates in effect at October 31, 2005 for variable rate obligations.
(2)	Includes various agreements for steel delivery obligations, gas contracts and telephone service obligations. In general, purchase orders issued in the normal course of business can be terminated in whole or part for any reason without liability until the product is received.
(3)	Includes contractual payments to or on behalf of former executives and projected supplemental retirement benefits for certain of our current executive officers.

Requested Acknowledgement

As requested in the Staff’s comment letter, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Thank you for your consideration. Please contact Ms. Frances R. Powell at 281-897-7732 or Mark Johnson at 281-897-7658 with any questions.

cc:	Mr. Jeffrey Gordon

Mr. Nudrat Salik